UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549
______________________

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the date of March 26, 2010

Commission File Number 000-29336

ATNA RESOURCES LTD.
(Translation of registrant's name into English)

14142 Denver West Parkway, Suite 250
Golden, Colorado 80401
 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                                                                           Form 40-F ☐

Indicate by check mark whether registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                                                                           No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-____________

INFORMATION FILED WITH THIS REPORT

Exhibits:	Description

99.1	Press Release, Atna Resources Reports Fourth Quarter and Year End 2009 Results, dated March 26th, 2010

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ATNA RESOURCES LTD.

Dated: March 26, 2010	By:	/s/ David P. Suleski
Name: David P. Suleski
Title: Chief Financial Officer

EXHIBIT INDEX

Exhibits:	Description

99.1	Press Release, Atna Resources Reports Fourth Quarter and Year End 2009 Results, dated March 26th, 2010

FOR IMMEDIATE RELEASE:	March 26, 2010	PR10-07

Atna Resources Reports Fourth Quarter and Year End 2009 Results

Golden, CO - Atna Resources Ltd. (“Atna” or the “Company”) (TSX:ATN OTCBB:ATNAF) today reported audited financial results for the Company’s fourth quarter  and 2009 year end for the period ended December 31, 2009. The Company’s 20-F and management’s discussion and analysis for the period are available on www.sedar.com and the Company’s website at www.atna.com. Unless otherwise designated, all amounts are in U.S. dollars.

“Atna completed a successful start-up of operations at its Briggs Mine in California and completed permitting activities for its Reward Mine in Nevada. In addition, the compliant gold resource base for the Company was increased by more than 80 percent.  In 2010, the staff and management of Atna will focus diligently on increasing production and reducing operating costs at Briggs, continuing the development of Reward, completing an  economic assessment of the Columbia project, and unlocking value from its interest in the Pinson project,” states James Hesketh, President & CEO.

Highlights

•	Revenues of $8.7 million
•	Cash and cash equivalents at year end of $13.1 million
•	Net loss of $6.0 million or a loss per share of $0.07
•	An 81 percent increase in measured and indicated gold resource, for a total of 2.0 million ounces, net of ounces mined in 2009
•	An increase of 112 percent in inferred gold resource for a total 1.2 million ounces, net of ounces mined
•	Gold production of 11,195 ounces of gold in doré, and gold sales of 10,886 ounces at an average gold price of $962 per ounce valued at $10.4 million
•	Cash cost of $908 per ounce for second half 2009 due to unforeseen start up problems
•
A measured and indicated mineral resource was declared for the Columbia gold project totaling 741,700 ounces of gold and 2.1 million ounces of silver. Inferred mineral resource totaled an additional 453,600 ounces of gold and 1.0 million ounces of silver

•	Closed in December 2009 an offering of a $14.5 million gold participating bond (“Gold Bonds”).
•	Closed in September 2009 a $1.5 million convertible debt financing

Financial Results

At December 31, 2009, cash and cash equivalents totaled $13.1 million. Net cash used in 2009 for operating activities was $11.5 million, primarily consisting of the net cash loss from operations plus cash expended to build gold inventory-in-process of approximately 8,300 ounces with an inventory value of $6.9 million. Net cash used in investing activities of $6.0 million was due to purchases of property, plant and equipment at the Briggs Mine partially offset by proceeds from sales of assets. Net cash provided by financing activities of $13.8 million included $13.6 million in net proceeds from the issuance of the Gold Bonds and $1.4 million in net proceeds from the issuance of debentures partially offset by $1.1 million of payments on capital leases.

For the year ended December 31, 2009, Atna recorded a net loss of $6.0 million, or a loss per share of $0.07, on revenues of $8.7 million. This compares to net income of $15.8 million, or income per share of $0.20, on revenues of $0.2 million for the year ended December 31, 2008.

2010 Outlook and Objectives

•	Further increase reserves/resources at both the Briggs and Reward mines
•	The Briggs Mine is expected to produce positive cash flow in 2010 at a production target of 36,000 to 40,000 ounces of gold for the year
•	Cash cost of production for 2010 is estimated to range from $600 to $625 per ounce of gold
•	The 2010 goal for Briggs is to improve operational productivity while containing costs
•	Complete infrastructure development at the Reward Mine and initiate project construction
•	Complete an economic assessment of the Columbia project; continue permitting activities, baseline environmental sampling, metallurgical test work and initiate feasibility study
•	Advance our opportunities arising from the interest held in the Pinson project

Briggs Mine, California (100%)

Commercial production at Briggs was declared on February 26, 2010, when the mine produced 80 ounces of gold per day for a period of greater than 30 days. At this production rate, the mine should produce sufficient cash flow to support both its operational and capital requirements, as well as support corporate overheads and return cash to the Company. The Briggs Mine is expected to produce positive cash flow in 2010 at a production target of 36,000 to 40,000 ounces of gold for the year. Cash cost of production for 2010 is estimated to decline to $600 to $625 per ounce of gold.  The life of mine cash cost of production for current reserves is expected to range from $500 to $525 per ounce of gold.

Approximately $15.7 million in capital has been spent on the Briggs project through December 31, 2009. Capital spending for 2010 at Briggs is projected to be approximately $5.1 million, primarily for capital lease payments for major mining equipment and leach pad expansion. The pad expansion will add an additional seven million tons of leach pad capacity, which will be sufficient for all ores included in the current reserves.

Briggs Satellite Project (100%)

The Cecil R satellite project is located four miles north of the Briggs Mine. In March 2010, Atna declared a measured and indicated gold mineral resource containing 73,490 ounces and an inferred gold mineral resource containing 99,390 ounces (at a 0.01 oz/ton Au cut-off). Gold mineralization at Cecil R is hosted by the same geologic unit which hosts the nearby Briggs Mine gold deposit. The gently west dipping blanket-like zone of gold mineralization dips beneath Quaternary gravel cover and is distributed over an area 1,500 feet by 1,200 feet and has a thickness of 10 to 60 feet.

Work on the Cecil R project will continue during 2010 with economic evaluation of the newly defined resource, baseline environmental studies, infill drilling to upgrade resource classification, metallurgical testing, and permitting.

Reward Project, Nevada (100%)

The Company has received all major permits required to initiate development activities. A project manager has been retained for the project and an office has been opened in Beatty, Nevada. Immediate development activities include the completion of design engineering, development of contractor bid packages, and initial infrastructure development.  Infrastructure development includes access road improvements, fencing, and placement of orders for long lead-time items, power line and water supply development.  Anticipated cost for this phase of work will be approximately $3.0 million to be expended over a period of up to six months beginning in March 2010.
The Reward operation is expected to produce approximately 139,000 ounces of gold over a five year mine life at estimated average cash cost of $435 per ounce of gold produced. The feasibility study included capital costs of $24.3 million for crushing and process plants, leach pads, other facilities and infrastructure, mining fleet and deferred stripping.  The Company is currently updating project capital and economic estimates to reflect higher gold prices, more accurate operating costs and increased gold reserves.

Pinson Project, Nevada (30%)

Atna owns a 30 percent equity interest in the Pinson joint venture. Pinson Mining Company (“PMC”), a subsidiary of Barrick Gold, owns 70 percent and PMC acts as operator of the project. The project is under further evaluation and Atna’s share of project expenditures for 2009 and January 2010 totaled $0.5 million.

In 2009, PMC completed an in-house review of the project for both underground and open pit mining potential. They are currently reviewing their strategic options in regards to the project, which may include sale of their interest. Should they decide to sell their interest Atna retains a right of first refusal to match any offer within 60 days of that offer being presented to Atna. The 2010 budget for the Pinson project includes ongoing underground pumping and maintenance operations. Atna’s share of the 2010 budget is $0.3 million.

In January 2010, Atna acquired a 1.5 percent net smelter return royalty (“NSR”) on approximately four sections of land within the area of interest. The NSR was acquired from Barrick Turquoise Ridge Inc., a subsidiary of Barrick Gold. One of these sections contains gold resources previously announced by Atna.

Columbia Gold Property, Montana (100%)

Atna completed an NI 43-101 compliant Technical Report and Mineral Resource Estimate on the property in October 2009 (filed on SEDAR on October 21, 2009).  The Technical Report declared a measured and indicated mineral resource of 741,700 ounces of gold and 2.1 million ounces of silver. Inferred mineral resource totaled 453,600 ounces of gold and 1.0 million ounces of silver (at a 0.01 oz/ton Au cut-off).

Montana state law currently prohibits the development of the Columbia project as an open-pit mine using cyanide based recovery technology. As a result, the Company is conducting conventional gravity and froth flotation recovery analysis on bulk samples from the mineralized zones. Initial results are promising, but additional test work and economic analysis is required to economically optimize this process route. The Columbia project will be required to complete an environmental impact statement and the permitting process before any development activities can take place on the property.

During 2010, the Company is planning to conduct additional metallurgical test work, environmental base-line studies, and a preliminary economic assessment of development alternatives for the property.

Conference Call

Management will host a conference call on Monday, March 29, 2010 at 11:00 am (EDT), to discuss these results and general corporate and project activities. Participants in the US and Canada dial   (877) 559 – 1977, International callers dial (660) 422 – 4979. Please reference conference ID # 64688371

A replay of the call will be available until midnight April 1, 2010, by dialing (800) 642-1687 or (706) 645-9291, reference conference ID # 64688371.

For additional information on Atna, its mining, development and exploration projects, please visit our website at www.atna.com.

This press release contains certain “forward-looking statements,” as defined in the United States Private Securities Litigation Reform Act of 1995, and within the meaning of Canadian securities legislation. Forward-looking statements are statements that are not historical fact. They are based on the beliefs, estimates and opinions of the Company’s management on the date the statements are made and they involve a number of risks and uncertainties. Consequently, there can be no assurances that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. The Company undertakes no obligation to update these forward-looking statements if management’s beliefs, estimates or opinions, or other factors, should change. Factors that could cause future results to differ materially from those anticipated in these forward-looking statements include: the Company might encounter problems such as the significant depreciation of metals prices; accidents and other risks associated with mining exploration and development operations; the risk that the Company will encounter unanticipated geological factors, the Company’s need for and ability to obtain additional financing; the possibility that the Company may not be able to secure permitting and other governmental clearances necessary to carry out the Company’s exploration programs; and the other risk factors discussed in greater detail in the Company’s various filings on SEDAR (www.sedar.com) with Canadian securities regulators and its filings with the U.S. Securities and Exchange Commission, including the Company’s 2008 Form 20-F dated March 31, 2009.

Cautionary Note to U.S. Investors — The United States Securities and Exchange Commission permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. We use certain terms in this report, such as "measured," "indicated," "inferred," and "resources," that the SEC guidelines strictly prohibit U.S. registered companies from including in their filings with the SEC. Investors are urged to closely consider the disclosure in our Form 20-F which may be obtained from us or found on line at www.sec.gov/edgar.

FOR FURTHER INFORMATION, CONTACT:

James Hesketh, President and CEO - (303) 278-8464
Valerie Kimball, Investor Relations - toll free (877) 692-8182
www.atna.com

ATNA RESOURCES LTD. AND SUBSIDIARIES
SUMMARIZED CONSOLIDATED FINANCIAL INFORMATION
(US dollars, Canadian GAAP basis)
(Audited)

		December 31,	December 31,
		2009	2008
BALANCE SHEETS
ASSETS
Current assets		$21,331,700	$17,896,300
Noncurrent assets		58,525,600	49,515,300
Total assets		79,857,300	67,411,600
LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities		9,679,500	3,012,000
Notes payable - long term		837,200	825,000
Gold bonds, net of discount		9,857,400	-
Noncurrent liabilities		5,445,800	4,300,000
Shareholders' equity		54,037,400	59,274,600
Total liabilities and shareholders’ equity		$79,857,300	$67,411,600

	Three Months Ended		Twelve Months Ended
	December 31,		December 31,
	2009	2008	2009	2008
STATEMENTS OF OPERATIONS
Revenues	$4,957,800	$-	$8,689,200	$155,100
Cost of sales	5,568,300	-	9,126,100	148,400
Depreciation	41,000	33,700	155,600	125,400
General and administrative	1,050,700	908,800	3,402,900	4,062,900
Exploration	106,900	68,800	1,464,700	532,800
Other expense (income), net	14,800	2,416,900	500,000	(17,515,300)
Income Tax Benefit	-	3,004,100	-	3,004,100
Net (loss) income	(1,823,900)	(424,100)	(5,960,100)	15,805,000
Unrealized gains (losses) on translating the financials
of self sustaining foreign operations	16,000	132,200	(7,000)	(394,100)
Unrealized (loss) gain on investments available-for-sale	(91,700)	326,600	53,900	-
Realized gain on available for sale securities
recognized in net loss	199,500	-	199,500	-
Comprehensive (loss) income	(1,700,100)	34,700	(5,713,700)	15,410,900

Basic (loss) income per share	$(0.02)	$(0.01)	$(0.07)	$0.20
Basic weighted-average shares outstanding	83,291,133	83,291,100	83,291,133	79,166,725

CASH FLOWS
Cash and cash equivalents, beginning of period	$1,712,400	$23,201,700	$16,707,300	$3,581,300
Net cash used in operating activities	(1,064,700)	(1,235,000)	(9,633,200)	(6,064,100)
Net cash (used in) provided by investing activities	(746,500)	(5,316,600)	(7,842,600)	18,769,900
Net cash provided by (used in) financing activities	13,153,800	(3,200)	13,820,000	495,600
Effect of exchange rate changes on cash	5,300	60,300	8,800	(75,400)
Cash and cash equivalents, end of period	$13,060,300	$16,707,200	$13,060,300	$16,707,300